EXHIBIT (a)(5)(B)

February 19, 2004

Dear Stockholder:

        We are offering to purchase up to 4,545,455 shares of our common stock at a price of $11.00 per share in cash. A copy of the Offer to Purchase and related materials are enclosed.

        All shares of our common stock properly tendered and not validly withdrawn up to 4,545,455 shares will be purchased at $11.00 per share, subject to the terms and conditions of the Offer, including the proration provision. If you hold your shares directly, you will not be obligated to pay brokerage fees or commissions on the sale of shares pursuant to the Offer. If you hold your shares with your broker or bank, we urge you to consult with your broker or bank to determine whether service charges or other fees are applicable. All shares of our common stock not purchased pursuant to the Offer, including shares not purchased because of proration, will be returned at our expense to you or to other persons at your direction.

        If you do not wish to participate in the Offer, you do not need to take any action.

        The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither we nor our board of directors makes any recommendation to any stockholder whether or not to tender any or all shares.

        Bert E. Brodsky, the chairman of our board of directors, and certain stockholders related to him, have agreed to tender 4,448,900 of the 4,943,219 shares, options and warrants held by them into the Offer. However, the Offer provides other stockholders the same opportunity to tender as is available to Mr. Brodsky and the stockholders related to him. We have been advised that none of our other directors and officers intend to tender shares into the Offer.

        You should note that as of the date of the Offer, the market price for our shares is higher than the tender offer price. You are urged to obtain a current market price for our shares.

        Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to David Gershen, Executive Vice President of Financial Services and Treasurer, National Medical Health Card Systems, Inc., 26 Harbor Park Drive, Port Washington, New York 11050, (telephone: (516) 626-0007).

        If you intend to deliver documents to the Depositary, Continental Stock Transfer & Trust Company, by mail, we recommend that you use registered mail with return receipt requested, properly insured. Please note that the Offer is scheduled to expire at 9:00 a.m., New York City time, on March 19, 2004, unless extended by us.

Sincerely,

James J. Bigl President and Chief Executive Officer